Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

MACQUARIE AUSTRALIA CONFERENCE Meg O’Neill | 4 May 2022 www.woodside.com.au investor@woodside.com.au

Disclaimer, important notes and assumptions Transaction and presentation of information on a pro forma, post-merger basis • The proposed combination of Woodside Petroleum Ltd (“Woodside”) and BHP Group Limited’s (“BHP”) oil and gas business by an all-stock merger as outlined in this presentation (“Transaction”) is subject to the satisfaction or waiver of certain regulatory and third party conditions precedent, including obtaining the approval of Woodside shareholders. Details of the key terms of the Transaction are outlined in the Merger Explanatory Memorandum and Independent Expert Report released 8 April 2022. • There is no certainty or assurance that all remaining conditions precedent will be satisfied or waived, or that the Transaction will complete, on the intended schedule or at all. Nevertheless, all information in this presentation is presented on a post-merger, pro forma basis unless indicated to the contrary. Information • This presentation contains information in summary form that is current as of the date of this presentation. It summarises the strategic rationale of the Transaction and should be read in conjunction with the Merger Explanatory Memorandum and Independent Expert Report released 8 April 2022. • The purpose of the Merger Explanatory Memorandum is to provide Woodside shareholders with information that the Woodside directors believe to be material to deciding whether or not to approve the Transaction. It therefore should be read in its entirety before making any decision as to whether or not to vote in favour of the Transaction or any other investment decision. • This presentation has been prepared by Woodside and includes information extracted from the Merger Explanatory Memorandum that has been provided by BHP (“BHP Information”). • Except as outlined in this disclaimer, the information contained in this presentation has been prepared by Woodside and is its responsibility alone. Except as outlined in this disclaimer, neither BHP, nor any of its related bodies corporate, (nor any of each of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) assume any responsibility for the accuracy or completeness of that information. • BHP has prepared and provided the BHP Information and is responsible for that information. None of Woodside nor any of its related bodies corporate, nor any of their Beneficiaries assume any responsibility for the accuracy or completeness of the BHP Information. • This presentation contains industry, market and competitive position data that is based on industry publications and studies conducted by third parties as well as Woodside’s internal estimates and research. These industry publications and third party studies generally state that the information they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While Woodside believes that each of these publications and third party studies is reliable, Woodside has not independently verified the market and industry data obtained from these third party sources. • Neither ASIC nor ASX, nor their respective officers, take any responsibility for the contents of this presentation. No offer or advice • This presentation does not constitute or contain an offer to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), in any jurisdiction. • This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information and recommendations contained in this presentation do not constitute, and should not be taken as, financial product advice. The Woodside board encourages you to seek independent financial and taxation advice before making any decision as to whether or not to vote in favour of the Transaction or any investment decision. General • Statements made in this presentation are made only as at the date of this presentation. The information in this presentation remains subject to change without notice. Woodside may in its absolute discretion, but without being under any obligation to do so, update or supplement this presentation. However, except as required by law, none of Woodside or its Beneficiaries intends to, or undertakes to, or assumes any obligation to, provide any additional information or revise the statements in this presentation, whether as a result of a change in expectations or assumptions, new information, future events, results or circumstances Key risks • Please see section 8 of the Merger Explanatory Memorandum for details on the key risks relating to the merger, the Merged Group and Woodside shares. Investors should carefully consider these risk factors, as well as other information contained in the Merger Explanatory Memorandum, before making any investment decision. Forward looking statements • This presentation contains forward-looking statements. The words ‘guidance’, ‘foresee’, ‘likely’, ‘potential’ ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are or may be forward-looking statements. 2

Disclaimer, important notes and assumptions Forward looking statements (continued) • You should be aware that those statements and any assumptions on which they are based are only opinions and are subject to inherent known and unknown risks and uncertainties, many of which are beyond the control of Woodside and its Beneficiaries. Those risks and uncertainties include factors and risks specific to the industries in which Woodside operates, as well as general economic conditions, prevailing exchange rates and interest rates and conditions in financial markets (for example (not exhaustive) price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates). If any of these variables or other assumptions were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this presentation. • Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic and the conflict in Ukraine. • None of Woodside nor any of its related bodies corporate, nor any of their Beneficiaries, nor any person named in this presentation or involved in the preparation of this presentation, makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement. Accordingly, you are cautioned not to place undue reliance on those statements. • The forward-looking statements in this presentation reflect views held only at the date of this presentation. Subject to any continuing obligations under the ASX Listing Rules or the Corporations Act, Woodside and its related bodies corporate, and their Beneficiaries, disclaim any obligation or undertaking to distribute after the date of this presentation any updates or revisions to any forward-looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any statement is based. • Past performance and pro forma historical information is given for illustrative purposes only. It should not be relied on and is not indicative of future performance, including future security prices. Additional information for US investors • Refer to Appendix titled ‘Additional information for US investors’ on slide 14 of this presentation. Estimates of petroleum reserves • Refer to Appendix titled ‘Notes to petroleum resource estimates’ on slide 15 of this presentation. Key assumptions The following assumptions apply to information in this presentation unless stated otherwise. • Financial data is presented as at 31 December 2021 or for the 12-month period to 31 December 2021. Woodside’s financial reporting otherwise will continue to be on a January to December basis. All figures are USD unless otherwise stated. • Production data is for the 12-month period to 31 December 2021. • Woodside reserves data is presented as at 31 December 2021. • BHP reserves data is presented as at 31 December 2021. • Any forecasts set out in this presentation have been estimated on the basis of a variety of assumptions including: • Brent oil forward price curve (as at 24 March 2022) of US$107/bbl (2022), US$93/bbl (2023), US$84/bbl (2024), US$79/bbl (2025), US$76/bbl (2026) followed by a long-term Brent oil price of US$65/bbl (2022 real terms) from 2027 • Foreign exchange rate long term of 0.75 USD per 1.00 AUD • Currently sanctioned projects being delivered in accordance with their current project schedules • The merged entity holding equity interests of 100% of Scarborough, 82% of Sangomar and 51% of Pluto Train 2. • Note: If any of these assumptions or any other assumptions used in preparing the information in this presentation were to change or be found to be incorrect, this would likely cause outcomes to be different from the statements made in this presentation. • Woodside applies a conversion factor of 5.7 Bcf of dry gas per 1 MMboe. BHP applies a conversion factor of 6.0 Bcf of dry gas per 1 MMboe. • Figures, amounts, percentages, estimates, calculations of value and other fractions used in this presentation are subject to the effect of rounding. 3

Explanatory Memorandum Merger strategic rationale page 9 CASH SHAREHOLDER PORTFOLIO GENERATION RETURNS AND DEVELOPMENT ENERGY SYNERGIES AND QUALITY AND BALANCE CAPITAL OPTIONALITY TRANSITION VALUE SHEET DISCIPLINE LEADERSHIP CREATION Complementary, Strengthens cash Supports superior Strong growth Increased capacity to Expected to unlock long-life, high generation and returns through profile and wide navigate the energy pre-tax synergies margin assets balance sheet continued capital range of growth transition of $400+ million 1 discipline options per annum Unanimous support of the Woodside Board Independent Expert has concluded the Merger is in the best interests of Woodside Shareholders 1. Refer to slide 12 for details of identified opportunities and expected costs of and timing for achieving synergies. 4

International asset portfolio

Explanatory Memorandum page 10

~193 MMboe
2021 production[1]

Top 10
Global independent producer[2]

10.3 Mtpa
LNG production[3]

Mad Dog 2, Sangomar, Shenzi North and Scarborough projects under construction


Senegal
Sangomar
Houston
Gulf of Mexico
Shenzi | Wildling | Atlantis | Mad Dog
East coast Australia
Bass Strait
Perth
Trinidad & Tobago
Angostura | Ruby
Western Australia
Scarborough | Pluto | North West Shelf | Pyrenees | Macedon | Wheatstone | Ngujima-Yin | Okha

The Merger creates a strategic portfolio of complementary, high-margin oil and long-life conventional gas assets

1. Combined Woodside and BHP Petroleum total production for the 12 months to 31 December 2021. Excludes Algeria and Neptune production. Comprised of 53% BHP Petroleum production and 47% Woodside production.
2. Top 10 global independent energy company by hydrocarbon production. Woodside analysis based on the Wood Mackenzie Corporate Benchmarking Tool Q4 2021, 1 December 2021. See the section titled 'Disclaimer and Important Notices' in the Explanatory Memorandum for clarification of independent energy company.
3. Equivalent to 88 MMboe, combined Woodside and BHP Petroleum LNG production for the 12 months to 31 December 2021. Comprises 20% BHP Petroleum production and 80% Woodside production.

5
Woodside

Explanatory Memorandum page 11

Diversified, large-scale, low-risk portfolio

Balanced product mix (2021 production)[1]



LNG (46%)
Western Australia domestic gas (6%)
East coast Australia domestic gas (10%)
LPG, NGLs and other natural gas (10%)
Oil and condensate (29%)

Geographic diversification (2021 production)[1]



Western Australia (65%)
East coast Australia (15%)
US Gulf of Mexico (15%)
Trinidad and Tobago (5%)

Attractive conventional portfolio in low-risk jurisdictions[2]



Greater conventional production (%)
Majority of global majors
Woodside
95% OECD
100% conventional
Majority of U.S. Independents
Greater OECD production (%)
Majors
US independents
Other APAC

Enhanced resilience through the commodity price cycle, through increased diversification and long-life assets in OECD countries

1. Combined Woodside and BHP Petroleum for the 12 months to 31 December 2021. Excludes Algeria and Neptune production. Totals do not add due to rounding. For comparative purposes, on a Woodside stand-alone basis for the 12 months to 31 December 2021; the balanced production mix is: 78% LNG, 19% Oil and condensate, 3% Western Australia domestic gas, 0% East coast Australia domestic gas and <1% LPG, NGLs and other natural gas. Likewise, on a Woodside stand-alone basis the geographic diversification is 100% Western Australia.
2. Source: Wood Mackenzie estimates based on 2022 production of peers with market capitalisation >US$10 billion, excluding NOCs and companies with free float below 65%. Woodside analysis. Chart approximates positions of various companies based on this data. Dataset: Apache, BP, Chevron, ConocoPhillips, Coterra, Continental, Devon, Diamondback, ENI, EOG, Exxon, Hess, Inpex, Marathon, Occidental, Ovinitiv, Pioneer, Repsol, Santos, Shell, Total and Woodside. Santos is shown on a pro forma basis after the merger with Oil Search. For comparative purposes, Woodside on a standalone basis consists of 100% OECD and 100% conventional production, based on this data set.

6
Woodside

Strong reserves position and sustained production

Explanatory Memorandum pages 11 and 12

Proved plus Probable (2P) Developed and Undeveloped Reserves[1]

3,609 MMboe


Liquids
21%
Gas
79%

Best Estimate Contingent (2C) Resources[1]

8,373 MMboe


Liquids
15%
Gas
85%

Production profile by December 2021[2]


MMboe
250
200
150
100
50
0
2022
2023
2024
2025
2026
2027
Optionality for other growth projects including Trion and Calypso
Unsanctioned U.S. GOM and Western Australia subsea tiebacks
BHP Petroleum
Woodside

1. Merged Group 2P and 2C volumes as at 31 December 2021. Excludes Algeria and Neptune volumes. For comparative purposes, Woodside stand-alone volumes as at 31 December 2021 include 2P reserves: 2,292 MMboe, 89% Gas and 11% Liquids and 2C resources: 6,599 MMboe, 92% Gas and 8% Liquids.
2. Indicative only. The production profile is intended to provide an overall future production profile for the Merged Group. It is based on the assumptions that current sanctioned projects are delivered within their target schedules, and that the Merged Group holds an 82% participating interest in Sangomar and 100% in Scarborough. It also assumes no sell-down of participating interests in Sangomar or Scarborough. To avoid doubt, production from Algeria and Neptune is excluded. The production profile is given in advance of completion of the Merger and based, in some respects, on external views of the BHP Petroleum asset base. Accordingly, the production profile is provided for illustrative purposes only and should not be relied on as guidance of future production of the Merged Group. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward-looking statements") for important cautionary information relating to forward-looking statements.

7 Woodside

Resilient cash flow profile

Explanatory Memorandum page 12

CASH FLOW

Supports funding of Scarborough, Sangomar, Mad Dog 2, Shenzi North and other growth projects

>$6 billion
Operating cash flow[1]

>$12 billion
Revenue[1]

EARNINGS

Supported by enlarged and diversified portfolio of producing assets

>$5 billion
Earnings before interest and tax[1]

BALANCE SHEET

Commitment to investment-grade credit rating throughout the investment cycle[2]

~8%
Gearing[1]

Operating cash flow profile[3]


12
10
8
6
4
2
0
$ billion
2022
2023
2024
2025
2026
2027
Net operating cash flow
BHP Petroleum
Woodside

Free cash flow profile[3]


Combined portfolio cash flow supports funding of existing projects in construction
6
5
4
3
2
1
0
$ billion
2022
2023
2024
2025
2026
2027
Net free cash flow
BHP Petroleum
Woodside

Enlarged and diversified portfolio of producing assets is expected to support significantly increased and sustained cash flows

1. Pro forma basis is for 12 months to 31 December 2021.
2. Ratings affirmed following announcement of the Merger (S&P, 28 October 2021; Moody's, 15 December 2021).
3. Profiles are indicative only, and are intended to provide an overall future profile for operating cash flow and free cash flow. The profiles assume a Brent oil price forward curve (as at 24 March 2022) of $107/bbl in 2022, $93/bbl in 2023, $84/bbl in 2024, $79/bbl in 2025, $76/bbl in 2026 followed by a long term $65/bbl (real terms 2022) from 2027. Includes unsanctioned U.S. GOM and Western Australia subsea tiebacks. Assumes 82% Sangomar and 100% Scarborough, noting the equity selldown processes for Sangomar and Scarborough are ongoing. To avoid doubt, production from Algeria and Neptune is excluded. Excludes financing costs. Assumes long-term foreign exchange rate of 0.75 USD per 1.00 AUD. Assumes currently sanctioned projects being delivered in accordance with their current project schedules. Assumes transaction costs of $410 million. Excludes integration costs, cost of attainment of synergies and synergies. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward-looking statements") for important cautionary information relating to forward-looking statements.

8
Woodside

Shareholder returns through continued capital discipline

Explanatory Memorandum page 13

Merged entity **dividend policy based on NPAT with minimum 50% payout ratio**

Additional opportunities to provide returns through **special dividends and share buy-backs**

Eligible Australian shareholders of merged entity **benefit from franking credit balance**

Capital allocation framework guides investment decisions

	OIL	GAS		NEW ENERGY
	OFFSHORE	PIPELINE	LNG	DIVERSIFIED
FOCUS	Generate high returns to fund diversified growth, focusing on high quality resources	Leveraging infrastructure to monetise undeveloped gas, including optionality for hydrogen		New energy products and lower carbon services to reduce customers' emissions; hydrogen, ammonia, CCUS[3]
CURRENT CHARACTERISTICS	High cash generation Shorter payback period Quick to market	Stable long-term cash flow profile Resilient to commodity pricing	Long-term cash flow Strong forecast demand Upside potential	Developing market Lower capital requirement Lower risk profile
OPPORTUNITY TARGETS	IRR > 15% Payback within 5 years[1]	IRR > 12% Payback within 7 years[1]		IRR > 10% Payback within 10 years[1]
EMISSIONS REDUCTIONS	30% net emissions reduction by 2030, net zero aspiration by 2050 or sooner[2]			

1. Payback refers to RFSU + X years.
2. Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Following Implementation (which remains subject to Conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP petroleum portfolio.
3. CCUS refers to carbon capture utilisation and storage.

9 Woodside

Explanatory Memorandum Focused growth opportunities competing for capital page 14 Gulf of Mexico tiebacks to existing infrastructure Portfolio evaluation considerations1 Opportunity evaluation considerations1 Oil opportunities Free cash Funding Emissions EPS Strategic RR/NPV Payback Risk Breakeven flow capacity profile fit period Large longer-term LNG and pipeline gas New energy opportunities Growth opportunities are screened against portfolio metrics using price, scenario and climate analysis Such as hydrogen, ammonia, carbon capture, utilisation and storage 1. Illustrative of the considerations. Not an exhaustive list. 10

Explanatory Memorandum Increased capacity to navigate the energy transition pages 13 and 14 Equity emissions 15% 30% Net aspiration zero by reduction targets2 by 2025 by 2030 2050 Existing emissions reduction targets expected to apply to the merged entity Merged Group’s net equity Scope 1 and 2 greenhouse gas emission reduction targets2 Progressing assessing carbon several capture new energy opportunities and 8—e) CO 2 6 (Mtpa BHP 30% reduction target $5 billion target for investment in new 4 energy products 1 and lower-carbon services by 2030 emissions 2 WPL 2 WPL and 1 0 Scope 1 and 2 2021-2030 net Design out Operate out Offset 2030 net equity Scope baseline production growth emissions target 1. Investment target assumes completion of the proposed merger with BHP’s petroleum business. Individual investment decisions are subject to Woodside’s investment hurdles. Not guidance. 2. Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Following Implementation (which remains subject to Conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP Petroleum portfolio. 11

Expected pre-tax annual synergies of US$400+ million

Explanatory Memorandum pages 15 and 59-60

Significant reduction in executive level positions and management layers

Removal of duplicative or overlapping staffing levels

Synergies expected to be fully implemented by early 2024[1]

One-off costs of ~$500 – 600 million to deliver synergies[2]

Expected pre-tax annual synergies and value creation categories (real term 2022)



Corporate
120
Consolidate third party spend and rationalise information technology applications, licences and subscriptions
Operations
80
Continue efficiency and cost reduction programs, consolidate operations and execute efficient practices across the portfolio
Exploration
150
High-grade and focus on high-quality prospects that have a clear path to commercialisation
Growth opportunities
50
High-grade investment opportunities and improve phasing of the enlarged opportunity set
Total
400
$400+ million per annum
(Pre-tax 100% basis)

1. There is no guarantee or assurance given that some or all of these synergies will be achieved or that any assumptions underlying them are correct. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward-looking statements") for important cautionary information relating to forward-looking statements.
2. The estimate excludes costs to implement marketing synergies discussed in Section 6.5.6 of the Merger Explanatory Memorandum, which Woodside expects to determine post Implementation.

12
Woodside

Explanatory Memorandum Merger strategic rationale page 9 CASH SHAREHOLDER PORTFOLIO GENERATION RETURNS AND DEVELOPMENT ENERGY SYNERGIES AND QUALITY AND BALANCE CAPITAL OPTIONALITY TRANSITION VALUE SHEET DISCIPLINE LEADERSHIP CREATION Complementary, Strengthens cash Supports superior Strong growth Increased capacity to Expected to unlock long-life, high generation and returns through profile and wide navigate the energy pre-tax synergies margin assets balance sheet continued capital range of growth transition of $400+ million 1 discipline options per annum Unanimous support of the Woodside Board Independent Expert has concluded the Merger is in the best interests of Woodside Shareholders 1. Refer to slide 12 for details of identified opportunities and expected costs of and timing for achieving synergies. 13

Additional information for US investors

Disclosure of reserve information and cautionary note to US investors

- Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") and disclosure requirements of the U.S. Financial Accounting Standards Board ("FASB"), and those differences may be material. For additional information regarding BHP's reserves, please see BHP's annual report on Form 20-F filed with the SEC.
- This presentation also includes estimates of contingent resources. Estimates of contingent resources are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery. Actual locations drilled and quantities that may be ultimately recovered from our properties will differ substantially. In addition, we have made no commitment to drill, and likely will not drill, all of the drilling locations that have been attributable to these quantities.
- In connection with the proposed Merger, Woodside has filed a Registration Statement on Form F-4 (File No. 333 264268) with the SEC to register the Woodside securities to be issued in connection with the proposed Merger (including a prospectus), which the SEC has declared effective. The Registration Statement includes, among other things, disclosure of reserves and other oil and gas information in accordance with U.S. federal securities law and applicable SEC rules and regulations (collectively, "SEC requirements"). The SEC permits oil and gas companies that are subject to domestic issuer reporting requirements under U.S. federal securities law, in their filings with the SEC, to disclose only estimated proved, probable and possible reserves that meet the SEC's definitions of such terms. In addition, the Registration Statement includes notes to the financial statements included therein that include supplementary disclosure in respect of oil and gas activities, including estimates of proved oil and gas reserves and a standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities. This supplementary financial statement disclosure is presented in accordance with FASB requirements, which align with corresponding SEC requirements concerning reserves estimation and reporting.

No offer or solicitation

- This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information

- In connection with the proposed Merger, Woodside has filed a Registration Statement on Form F-4 (File No. 333 264268) with the SEC to register the Woodside securities to be issued in connection with the proposed Merger (including a prospectus), which the SEC has declared effective. Woodside and BHP also plan to file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once those documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents may also be obtained from Woodside and BHP without charge.

14 Woodside

Notes to petroleum resource estimates

1. Unless otherwise stated, all petroleum resource estimates in this presentation are expressed on a pro forma, post-merger basis as a combination of (by arithmetic summation):
   a) Woodside petroleum resource estimates sourced from, and quoted as at the balance date (i.e. 31 December) of the Reserves and Resources Statement in Woodside's most recent Annual Report released to the Australian Securities Exchange (ASX) and available at https://www.woodside.com.au/news-and-media/announcements, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius); and
   b) BHP petroleum resource estimates sourced directly from BHP and quoted as at the balance date of 31 December 2021.
2. Other than as identified in paragraph 1(a) above, Woodside is not aware of any new information or data that materially affects the information included in the Woodside Reserves and Resources Statement. All the material assumptions and technical parameters underpinning the estimates in the Woodside Reserves and Resources Statement continue to apply and have not materially changed.
3. Woodside has conducted due diligence in relation to BHP's petroleum estimates but has not independently verified all such information and expressly disclaims any responsibility for it, to the maximum extent permitted by law. No representation or warranty, express or implied, is made as to the fairness, currency, accuracy, adequacy, reliability or completeness of BHP's petroleum estimates. Given Woodside has not independently validated BHP's petroleum estimates, it should not be regarded as reporting, adopting or otherwise endorsing those estimates. Woodside is not aware of any new information or data that materially affects the information in relation to BHP petroleum estimates in the BHP Additional Information.
4. Woodside reports its reserves net of the fuel and flare required for production, processing and transportation up to a reference point. For Woodside's offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO), while for its onshore gas projects the reference point is defined as the inlet to the downstream (onshore) processing facility. BHP Petroleum includes all onshore and offshore fuel used in operations as reserves.
5. Woodside and BHP Petroleum use both deterministic and probabilistic methods for estimation of its petroleum resources at the field and project levels. Unless otherwise stated, all Woodside and BHP Petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. Note that the aggregated Proved level may be a very conservative estimate due to the portfolio effects of arithmetic summation.
6. 'MMboe' means millions (10^6) of barrels of oil equivalent. Dry gas volumes, defined as 'C4 minus' hydrocarbon components and non-hydrocarbon volumes that are present in sales product, are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of oil and condensate, defined as 'C5 plus' petroleum components, are converted from MMbbl to MMboe on a 1:1 ratio. BHP Petroleum reports petroleum resources on the basis of products including oil, condensate, natural gas and natural gas liquids. BHP Petroleum applies a conversion factor of 6.0 Bcf of dry gas per 1 MMboe
7. The estimates of Woodside's petroleum resources are based on and fairly represent information and supporting documentation prepared under the supervision of Mr Jason Greenwald, Woodside's Vice President Reservoir Management, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. Mr Greenwald's qualifications include a Bachelor of Science (Chemical Engineering) from Rice University, Houston, Texas, and more than 20 years of relevant experience.

15 Woodside

Glossary APPENDIX $, $m, $B US dollar unless otherwise stated, millions of dollars, billions of dollars ADSs or American Depositary Shares American depositary shares A$, AUD Australian dollar ASX Australian Securities Exchange 2P Proved plus Probable reserves 2C Best Estimate of Contingent resources Bcf Billion cubic feet BHP Group BHP and its direct and indirect subsidiaries from time to time BHP Petroleum International Pty Ltd ACN 006 923 897 and, unless context otherwise requires, its subsidiaries, presented BHP Petroleum on a post-Restructure basis and excludes the Restructure Entities. References to “BHP Petroleum International Pty Ltd” are to “BHP Petroleum International Pty Ltd” excluding its subsidiaries BHP Shares Fully paid ordinary shares in the capital of BHP, including shares held by the custodian in respect of which BHP ADSs have been issued BHP Shareholder A holder of BHP Shares boe, MMboe, Bboe Barrel of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent CCS Carbon capture and storage CCUS Carbon capture, utilisation and storage Conventional Conventional resources exist in porous and permeable rock with pressure equilibrium. The hydrocarbons are trapped in discrete accumulations related local geological structure feature and/or stratigraphic condition DES Delivered ex-ship EBITDA Calculated as a profit before income tax, PRRT, net finance costs, depreciation and amortisation and impairment EBITDAX Calculated as a profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment and exploration and evaluation expense Explanatory Memorandum Annexure A to the notice of annual general meeting of Woodside Shareholders dated 8 April 2022 FEED Front-end engineering design FID Final investment decision FPSO Floating production storage and offloading FPU Floating production unit Free cash flow Cash flow from operating activities less cash flow from investing activities Gearing Net debt divided by net debt and equity attributable to the equity holders of the parent GOM Gulf of Mexico Implementation Completion of the Merger pursuant to the Share Sale Agreement Independent Expert KPMG Financial Advisory Services (Australia) Pty Ltd, being the independent expert appointed by Woodside IRR Internal rate of return JV Joint venture kbpd Thousand barrels per day KGP Karratha Gas Plant kt Kilotonnes (metric) Last Practicable Date 24 March 2022 LNG Liquefied natural gas LPG Liquefied petroleum gas Meeting The Woodside annual general meeting to be held at 10.00am (AWST) on 19 May 2022 Merged Group The Group following Implementation, which will comprise Woodside and its subsidiaries (including BHP Petroleum) Merger The acquisition of BHP Petroleum by a member of Woodside Group pursuant to the Share Sale Agreement MMbbl Million barrels MMBtu Million British thermal units mmscf/d Million standard cubic feet per day Mtpa Million tonnes per annum New Woodside Shares Woodside Shares to be issued on Implementation as Share Consideration NGLs Non gas liquids NOC National oil company NPAT Net profit after tax NWS North West Shelf OECD Organisation for Economic Co-operation and Development Permitted Equity Raise A specified form of Woodside equity raise under the Share Sale Agreement, undertaken by Woodside after 17 August 2021, which may have the effect of increasing the number of Woodside Shares comprising the Share Consideration PRRT Petroleum Resource Rent Tax Restructure The transfer out of BHP Petroleum of the Restructure Entities to members of the BHP Group which do not otherwise form part of BHP Petroleum The following entities which hold non-oil and gas and/or legacy assets and operations BHP BK Limited, BHP Billiton Restructure Entities Petroleum Great Britain Limited, BHP Mineral Resources Inc., BHP Copper Inc., Resolution Copper Mining LLC, BHP Resolution Holdings LLC, and BHP Capital Inc RFSU Ready for start-up Shareholder or Woodside Shareholder A holder of Woodside Shares from time to time Share Sale Agreement The Share Sale Agreement between Woodside and BHP dated 22 November 2021 SPA Sale and purchase agreement T&T Trinidad and Tobago Tcf Trillion cubic feet Ullage Available capacity USD United States dollar Unit production cost Production cost divided by production volume Woodside Woodside Petroleum Ltd (to be renamed Woodside Energy Group Ltd, subject to approval by Woodside Shareholders at the Meeting) ACN 004 898 962 Woodside Shareholder See ‘Shareholder’ Woodside Shares or Shares Fully paid ordinary shares in the capital of Woodside YTD Year to date 16

Head Office: Woodside Petroleum Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com.au Woodside Petroleum Ltd ABN 55 004 898 962 woodside.com.au